

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. William V. Carey
Chief Executive Officer
Central European Distribution Corporation
Two Bala Plaza, Suite #300
Bala Cynwyd, PA 19004

      Re: Central European Distribution Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 000-24341

Dear Mr. Carey:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1. Please amend your Form 10-K in accordance with your supplemental responses to comments one, three, five and six of our letter dated December 29, 2010.

The Company's Future Liquidity and Capital Resources, page 43

2. We note your response to comment two of our letter dated December 29, 2010. In your amended Form 10-K, please also address the *extent* to which you are in compliance with the financial ratios you have described, rather than simply stating that you are in compliance.

Exhibits

3. We note your response to comment four of our letter dated December 29, 2010, which states that you will re-file certain exhibits pursuant to Item 601(b)(2) of Regulation S-K. We disagree with this approach for Exhibits 10.18, 10.21 and 10.37. Please file these exhibits in their entirety with your amended Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or provide us with a more detailed analysis of why you believe they should be filed pursuant to Item 601(b)(2). In this regard, we note the subject matter of these agreements and that they were entered into at different times after March 11, 2008, the date of the Russian Alcohol purchase agreement filed as a (b)(2) exhibit. We also note that the agreement attached as Exhibit 10.18 does not seem to relate to the Russian Alcohol acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director